Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2008

James W. Truess
Executive Vice President and
Chief Financial Officer
AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, VA 23462

Re: **AMERIGROUP Corporation**
Form 10-K for the Year Ended December 31, 2007
Filed February 22, 2008
File Number: 001-31574

Dear Mr. Truess:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation Awards in 2007

Performance-Based Annual Cash Bonuses (MJO Bonuses)

MJO Bonuses for 2007 Performance, page 18

1.   We note the Company's disclosure of the Compensation Committee's evaluation of 2007
        performance with respect to each of the named executive officers on pages 18 and 19. To
        the extent that the MJOs enumerated for a particular officer were quantified (e.g.,
        revenue growth, expense reduction initiatives, SG&A performance, membership growth,
        etc.), please provide more specific information about the nature of the performance
        objective used and the Committee's evaluation of the executive's satisfaction of that
        objective.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Discussion of Critical Accounting Policies

Estimating health benefits expense and claims payable, page 45

2.   In 2007 you significantly revised your estimate of the medical claims liability recorded in
        prior years. Your current disclosure only states the 2007 change in estimate is
        approximately at the same level as the 2006 amount. Please provide us an explanation of
        the reasons for your favorable development of approximately $68.2 million in 2007.
        Identify the nature and timing of the change in estimate, explicitly identifying and
        describing in reasonable specificity the new events that occurred or additional
        information acquired. In addition, direct us to similar disclosure in Form 10-Q for
        September 30, 2008 or provide us with proposed disclosure.

General

Transaction with Centene Corporation.

3.   We note the Company's press release on November 20, 2008 announcing the intended
        purchase and sale of certain assets in transactions with Centene Corporation. Please
        supplementally advise us of the materiality of this transaction and provide your analysis
        why no Form 8-K was required in connection with this development

                                    *   *   *   *

        Please provide us the information requested within 10 business days of the date of this
letter or tell us when you will provide a response prior to the expiration of the 10-day period.
Please furnish a letter with your responses that keys your response to our comments. Detailed

letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding the comment on the financial statements. You may contact Dan Greenspan at (202) 551-3623 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant